BloomZ Inc.

March 19, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rufus Decker Erin Jaskot Alyssa Wall
Tony Watson

Re:	BloomZ Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed December 27, 2023
File No. 333-275223

Ladies and Gentlemen:

This letter is in response to the letter dated January 16, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to BloomZ Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form F-1 (“Amendment No. 2”) is being filed to accompany this letter.

Amendment No.1 to Registration Statement on Form F-1

General

1. We note your disclosure on the cover page of the selling shareholder prospectus that the sales price of the resale shares will be fixed at the initial public offering price per public offering ordinary share until such time as the shares are listed on Nasdaq, and thereafter the resale shares may be sold at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. However, we note your disclosure that it is a condition to closing of the offering of the resale shares that the ordinary shares qualify for listing on Nasdaq, and the disclosure under “Plan of Distribution” in the resale prospectus that the selling shareholders will not offer for sale the resale shares covered by the resale prospectus at the IPO price until such time as the ordinary shares are listed on Nasdaq. Please revise to clarify whether your disclosure is intended to permit the selling shareholders to sell prior to the successful listing of your ordinary shares on Nasdaq, and, if so, please explain how this will work given that the closing of the resale offering is contingent upon the ordinary shares qualifying for listing on Nasdaq, and that the selling shareholders will not offer the resale shares until the ordinary shares are listed. If selling shareholders will only sell their shares at market prices following the pricing of the public offering and the listing of the shares on Nasdaq, please make this clear and please include a placeholder for the initial public offering price as well as the most recent trading price and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering.

In response to the Staff’s comments, we have revised our disclosure in the explanatory note, on the cover page of the Public Offering Prospectus, on page 22, on the cover page of the Resale Prospectus, and on page Alt-5 of Amendment No. 2 to clarify that the Selling Shareholders will not offer for sale the Resale Ordinary Shares covered by the Resale Prospectus until such time as the Ordinary Shares are listed on Nasdaq and the Resale Shares may be sold at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices, and include a placeholder for the initial public offering price as well as the most recent trading price. We respectfully confirm that we will include all requisite information in the Rule 424(b) prospectus filed in connection with the resale offering.

2. It appears that some of the disclosure in the public offering prospectus is not applicable to the public offering, and should instead be included only in the resale prospectus. For example, the disclosure on the public offering prospectus cover page suggests that the resale shares are being offered and described in the public offering prospectus, as you include the resale shares as part of the definition of “offering” used in that prospectus. In addition, under “About this Prospectus,” you state that “[w]e, the Selling Shareholders and the underwriters... have not authorized anyone to make representations other than those contained in this prospectus,” when the selling shareholders are not offering any shares under that prospectus. Please advise and revise as necessary.

In response to the Staff’s comments, we have revised our disclosure on the cover page, pages ii and 22, and throughout the Public Offering Prospectus to remove disclosure not applicable to the public offering.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC